September 9, 2013

Mr. Vikram Verma
2125 O'Nel Drive
San Jose, CA 95131

Employment Agreement

Dear Vik:

This letter agreement sets forth the terms of your employment with 8x8, Inc. (the "Company"), as well as our understanding with respect to any termination of that employment relationship.

1. <u>Position and Duties</u>. You will be employed by the Company as its Chief Executive Officer, reporting to the Company's Board of Directors ("Board") starting September 9, 2013. This position will be based at our corporate headquarters in San Jose, California. You accept employment with the Company on the terms and conditions set forth in this Agreement, and you agree to devote your full business time, energy and skill to your duties at the Company, except that with prior notice to, and approval by, the Board, you may serve on the board of directors of not more than two other companies as long as they present no conflicts of interests. Your primary responsibilities will be to assume the top leadership of the Company, direct the organization to ensure the attainment of revenue and profit goals, drive optimal return on invested capital and grow shareholder value, subject to the oversight and supervision of the Board. Your current position as a director of the Company will not be affected by your employment hereunder, except that your compensation under this Agreement will be in lieu of any compensation as a director accruing after your start date.

2. <u>Term of Employment</u>. Your employment with the Company is for no specified term, and may be terminated by you or the Company at any time, with or without cause, subject to the provisions of Paragraphs 4 and 5 below. You acknowledge and agree that your employment with the Company will be subject to all of its written employment policies and procedures as in effect from time to time during the course of your employment, including, but not limited to, those in the Company's Employee Handbook, the Company's Code of Business Conduct and Ethics, and the Company's Insider Trading and Confidentiality Policy Statement. By accepting this offer of employment, you represent and agree that as of your first day of employment with the Company you will be under no obligation, contractual or otherwise, inconsistent with the obligations you will be assuming to the Company.

3. <u>Compensation</u>. While you are employed by the Company, you will be compensated by the Company for your services as follows:

(a) Salary: You will be paid a base salary of $16,666.67 per pay period (four hundred thousand dollars ($400,000) on an annualized basis), less applicable withholding, in accordance with the Company's normal payroll procedures. In conjunction with your annual performance review, which will occur at or about the start of each fiscal year (currently April 1), your base salary will be reviewed by the Board, and may be subject to adjustment by the Board based upon various factors including, but not limited to, your performance and the Company's profitability. Your base salary will not be reduced except as part of a salary reduction program that similarly affects all members of the executive staff reporting to the Chief Executive Officer of the Company.

(b) Management Incentive Plan: Starting with FY 2015 (April 1, 2014), while you are Chief Executive Officer you will be eligible to participate in the Company's Management Incentive Plan, with a target annual bonus of 100% of your annual base salary. The Management Incentive Plan will be paid (if minimum targets are met) in the calendar year in which the relevant fiscal year ends, promptly after the completion of each fiscal year's audit. At your request, your claim to any bonus will be represented in the form of restricted stock units ("RSUs"), each representing the right to receive one share of the Company's common stock, par value $.001 per share ("Common Stock") granted pursuant to the Company's 2012 Equity Incentive Plan (the "2012 Plan"), or a successor or equivalent plan. A base number of RSUs will be calculated at the beginning of the fiscal year (April 1) by dividing the amount of your base salary by the Market Price (as defined in the 2012 Plan) of the Common Stock on that date or the most recent trading date if April 1 falls on a weekend or federal holiday. The gross number of shares that you will be entitled to receive under the Management Incentive Plan in settlement of RSUs for the fiscal year will be the base number of RSUs multiplied by the percentage of your bonus that you have earned under the plan for the fiscal year. The shares underlying your RSUs will be issued to you subject to applicable withholdings such that you will receive a number of shares net of the withheld amounts.

(c) Initial Equity Grants: Subject to approval by the Board, you will receive the following awards of stock-based compensation under the 2012 Plan with vesting commencing on your employment start date:

(i)   a nonstatutory stock option to purchase up to 300,000 shares of Common Stock at an exercise price per share equal to Market Value (as defined in the 2012 Plan) on the grant date, vesting as to one-fourth (1/4) of the shares subject to the option on the first anniversary of your start date and as to one thirty-sixth (1/36) of the remaining shares at the end of each consecutive month thereafter, subject to your continued service;

(ii)   RSUs for 100,000 shares of Common Stock which vest in full six months after the grant date, subject to your continued service;

(iii)   RSUs for 103,500 shares of Common Stock, which are subject to two vesting conditions: (A) none of such RSUs shall vest unless and until the average of the Market Value of the Common Stock exceeds 150% of the Market Value on the grant date for at least one period of 30 consecutive trading-days during the four-year period following the grant date; and (B) if condition (A) is met, then 25% of such RSUs will vest on each consecutive anniversary of the grant date, subject to your continued service. If condition (A) is met prior to an annual vesting date in condition (B), the unvested RSUs shall remain subject to the annual vesting requirement in condition (B), except as provided otherwise in Paragraphs 5(b) – 5(d). If condition (A) is not met within the four-year period, none of such RSUs will ever vest, except as provided otherwise in Paragraphs 5(b) – 5(d) in the event of certain employment terminations or a Change-in-Control (as defined below) prior to the end of the four-year period;

>>(iv)>>RSUs for 107,100 shares of Common Stock ("TSR Performance Shares") which will vest subject to your continued service and the performance of the price per share of the Common Stock relative to the NASDAQ Composite Index (^IXIC) over the following three measurement periods:

>>(A)>>25% of the TSR Performance Shares can be earned between the grant date and March 31, 2015;

>>(B)>>50% of the TSR Performance Shares can be earned between the grant date and March 31, 2016;

>>(C)>>25% of the TSR Performance Shares can be earned between the grant date and March 31, 2017;

where in each such measurement period, (1) if the performance return on the price per share of Common Stock exceeds the performance return on the NASDAQ Composite Index, (which shall be determined by subtracting the percentage return on the NASDAQ Composite Index from the percentage return on the price per share of the Common Stock), then all of the TSR Performance Shares for such measurement period will be deemed earned and will vest; (2) if the performance return on the price per share of Common Stock is more than 50% lower than the performance return on the NASDAQ Composition Index, then none of the TSR Performance Shares for such measurement period will be deemed earned and will vest; and (3) if the performance return on the price per share of Common Stock is between 0% and 50% lower than the performance return on the NASDAQ Composite Index, then the number of TSR Performance Shares deemed earned and vesting for such measurement period will be reduced by 2% for each 1% by which the performance return on the NASDAQ Composite Index exceeds the performance return on the Common Stock. The performance return on each of the price per share of Common Stock and the NASDAQ Composite Index will be determined in the manner described in SEC Regulation S-K, Item 201(e)(1), which assumes a dollar amount invested in each at the applicable price of the Common Stock and the NASDAQ Composite Index at the beginning of the measurement period, and which shall be compared with the dollar value of the investment at the end of the measurement period based on the 30-day trading average price of each of the Common Stock and the NASDAQ Composite Index prior to and through the grant date and the last trading day of each of the relevant measurement periods, as the case may be.

Ex.1 – *Assume that for the period from your start date through March 31 2015 the beginning and ending prices per share of Common Stock (determined as provided above) are $9.50 and $12.00, respectively, and the beginning and ending ^IXIC are 3,660 and 3,750, respectively. Assume no dividends are paid by the Company during the period. Therefore, $100 invested in Common Stock at the beginning of the period is worth $126 at the end, a 26% return, and $100 invested in ^IXIC at the beginning of the period is worth $103 at the end, a return of 3%.*

Therefore, the performance return on the price per share of Common Stock exceeds the performance return on the NASDAQ Composite Index so if you are in continued service to the Company on March 31, 2015 you will earn and vest as to 25% of the TSR Performance Shares.

Ex.2 – *Assume that for the period from your start date through March 31, 2016, the beginning and ending prices per share of Common Stock (determined as provided above) are $9.50 and $8.00, respectively, and the beginning and ending ^IXIC are 3,660 and 3,250, respectively. Assume no dividends are paid by the Company during the period. Therefore, $100 invested in Common Stock at the beginning of the period is worth $84 at the end, (-16%) return, and $100 invested in ^IXIC at the beginning of the period is worth $89 at the end, (-11%) return. The performance return on the price per share of Common Stock compared with the ^IXIC is (-5%) worse than the performance return on the NASDAQ Composite Index. Therefore, the total number of TSR Performance Shares for the period is reduced by 10% (5% x 2) and 90% of the 50% of the TSR Performance Shares eligible to be earned during such measurement period, or 45% of the total number of TSR Performance Shares will be earned and vest, if you were in continuous service to the Company through March 31, 2016.*

        (d) <u>Share Retention</u>: You agree to acquire and retain an ownership interest in Common Stock which is equal in value to three times the amount of your base salary in Paragraph 3(a). Shares counted for this purpose will consist of shares of Common Stock you own directly by whatever means acquired, shares under unvested RSUs that are subject only to time-based vesting, shares held in a 401(k) or similar plan, and shares acquired under the Company's Employee Stock Purchase Plan. You will have five years from your start date in which to meet this stock ownership threshold. If at any time thereafter, while you remain CEO of the Company, your aggregate share ownership as defined in this Paragraph 3(d) should fall below the threshold, you agree to retain shares as they vest and you acquire them, and not to sell any of your shares of Common Stock, until your share ownership exceeds the threshold. In the event of a termination of your employment, or a Change-in-Control (as defined in Paragraph 5(d)), this Paragraph 3(d) shall become inapplicable.

        (e) <u>Benefits</u>: You will have the right, on the same basis as other employees of the Company, to participate in and to receive benefits under any Company group medical, dental, life, disability or other group insurance plans, as well as under the Company's business expense and travel reimbursement, educational assistance, holiday, and other benefit plans and policies. You will also be eligible to participate in the Company's 401(k) plan.

        (f) <u>Vacation</u>: Commencing on your start date, you will accrue paid vacation in accordance with the Company's vacation policy at the rate of three weeks per year. You may accrue vacation up to a maximum of 300 hours, and cannot accrue any further vacation above this amount. Any vacation shall be taken at the reasonable and mutual convenience of the Board and you. Any accrued and unused vacation up to the foregoing maximum accrual amount shall be paid to you on termination of your employment.

     4.   <u>Voluntary Termination</u>. In the event that you voluntarily resign from your employment with the Company (other than for Good Reason as defined below), you will be entitled to no compensation or benefits from the Company other than those earned under Paragraph 3 through the date of your termination. For purposes of this Agreement, no part of

(i) the Management Incentive Plan for the year in which your termination occurs, or (ii) unvested options or RSUs will be deemed earned. You agree that if you voluntarily terminate your employment with the Company for any reason, you will provide the Company with at least 10 business days' written notice of your resignation. The Company shall have the option, in its sole discretion, to make your resignation effective at any time prior to the end of such notice period, provided the Company pays you an amount equal to the base salary you would have earned through the end of the notice period.

     5.   Other Termination. Your employment may also be terminated under the circumstances set forth below.

     (a) Termination for Cause: The Company may terminate your employment at any time for cause (as described below). If your employment is terminated by the Company for cause, you shall be entitled to no compensation or benefits from the Company other than those earned under Paragraph 3 through the date of termination of your employment. For purposes of this Agreement, a termination for "cause" occurs if your employment is terminated for any of the following reasons: (i) any willful failure by you to attend to your duties under this Agreement; (ii) any material breach of this Agreement by you; provided, however, that for any alleged failure or breach under sub-sections (i) or (ii) above, the Board first provides you written notice setting forth with reasonable specificity the reasons that the Board believes you have committed such alleged failure or breach, and provides you 30 days to cure such alleged failure or breach to the reasonable satisfaction of the Board; (iii) your conviction of (or pleading guilty or nolo contendere to) any felony or misdemeanor involving theft, embezzlement, dishonesty or moral turpitude; or (iv) any misconduct by you resulting in material harm to the Company's business or reputation.

     (b) Termination Without Cause or Upon Death or Disability: The Company may terminate your employment without cause at any time. If your employment is terminated by the Company without cause or by reason of your death or your physical or mental incapacity which has prevented and/or will prevent you from performing your then-current duties under this Agreement for more than three consecutive months, and you (or your estate or personal representative, as applicable) timely sign and do not revoke a general release of known and unknown claims in a form substantially similar to Exhibit A, which must be enforceable and irrevocable no later than the 60th day after your termination, and you fully comply with your obligations under Paragraph 7 below, under your Confidential Information, Non-Disclosure and Invention Assignment Agreement with the Company (the "Confidentiality Agreement") and under the general release, you (or your estate or personal representative, as applicable) will receive the following severance benefits:

     (i)   all compensation and benefits under Paragraph 3 above that is earned but unpaid through the date of termination, to be paid as and when otherwise due;

     (ii)   payment of the premiums necessary to continue your group health insurance under COBRA (or to purchase other comparable health insurance coverage on an individual basis if you are no longer eligible for COBRA coverage, or if the provision of such coverage on such terms would not be consistent with applicable law, of cash in the same amount regardless of its use) until the earlier of (x) 18 months after your employment termination date;

or (y) the date you first became eligible to participate in another employer's group health insurance plan;

(iii) the prorated portion of any Management Incentive Plan bonus that you would have earned, if any, during the Management Incentive Plan period in which your employment terminates (the pro-ration shall be equal to the percentage of that bonus period that you are actually employed by the Company). Your Management Incentive Plan bonus, on which the proration will be based, shall be computed in a manner consistent with the computation of bonuses for other senior level executives, and the prorated bonus will be payable at the time that such Management Incentive Plan bonuses, if any, are paid to continuing Company employees; and

(iv) vesting will be accelerated by 12 months from the termination date with respect to any stock and any RSUs with exclusively-time-based vesting or for which only time-based vesting conditions remain as of the termination date which were granted to you under Paragraph 3 and were not vested as of the employment termination date; and

(v) all other unvested option and RSUs will be canceled; however, you will be entitled to purchase any vested shares of stock that are subject to those options or RSUs until the earlier of three months following your termination date, or (y) the date on which the applicable option(s) expire(s).

You will not be required to mitigate the payments and benefits described in Paragraphs 5(b)(i) – (iv) above by seeking employment or otherwise, and there shall be no offset against amounts due you under Paragraphs 5(b)(i) – (iv) on account of your subsequent employment (except as provided in Paragraph 5(b)(ii) above and in Paragraph 7(c) below). Except as expressly set forth in this Paragraph 5(b), your Company stock options and RSUs will continue to be subject to and governed by the 2012 Plan and the applicable stock option, RSU agreements between you and the Company. Nothing in this Paragraph 5(b) shall affect your rights under any applicable Company disability plan.

(c) Resignation for Good Reason: If you resign from your employment with the Company for Good Reason (as defined in this Paragraph 5(c)), and you timely sign and do not revoke a general release of known and unknown claims in a form substantially similar to Exhibit A within 30 days of the termination of your employment (or such shorter period as is necessary to comply with the following clause) which becomes enforceable no later than the 60th day after your termination, and you fully comply with your obligations under Paragraph 7, below, the Confidentiality Agreement, and the general release, you shall receive the severance benefits described in Paragraph 5(b) above. For purposes of this Paragraph 5(c), "Good Reason" means any of the following conditions, which condition(s) remain in effect 30 days after written notice from you to the Board of said condition(s):

(i) a material reduction in your then-current base salary or annual target bonus (expressed as a percentage of your then-current base salary), without your written consent expressly waiving the benefits of this paragraph 5(c); or

(ii)   a material reduction in your employee benefits taken as a whole without your written consent expressly waiving the benefits of this paragraph 5(c); or

(iii)   a material reduction in your responsibilities, including, but not limited to, being removed as chief executive officer of the Company, without your written consent expressly waiving the benefits of this paragraph 5(c); or

(iv)   a material breach by the Company of any material provision of this Agreement; or

(v)   a requirement that you relocate your Company office to a location more than 35 miles from your then-current Company office location without your written consent expressly waiving the benefits of this paragraph 5(c); or

(vi)   if you are not nominated by the Board for election as a director at any annual meeting of stockholders.

The foregoing condition(s) shall not constitute "Good Reason" if you do not provide the Board with the written notice described above within 45 days after you first become aware of the condition(s) or do not resign you employment for Good Reason within 90 days after the end of the Company's cure period.

(d) <u>Change-in-Control</u>: Upon any Change-in-Control:

(i)   the RSUs described in Paragraph 3(c)(ii) will vest in full to the extent not vested as of the date of the Change-in-Control transaction;

(ii)   if the condition in Paragraph 3(c)(iii)(A) has been met as of the closing date of the Change-in-Control transaction (based on the price per share of Common Stock being paid in such transaction), vesting shall accelerate with respect to the percentage of then unvested RSUs still subject to the condition in Paragraph 3(c)(iii)(B), which equals 100% times the quotient of the number of months from the grant date to such closing date divided by 48, and the remainder of the unvested RSUs will continue to vest in accordance with the original vesting schedule, subject only to your continued service subsequent to the Change-in-Control;

(iii)   any TSR Performance Shares for which the performance conditions in Paragraph 3(c)(iv) have been met as of the closing date of the Change-in-Control transaction (based on the price per share of Common Stock being paid in such transaction) shall be settled by delivery of the corresponding number of shares of Common Stock, and all other unvested TSR Performance Shares shall vest over the remainder of the original period expiring March 31, 2017, subject only to your continued service subsequent to the Change-in-Control with no further performance conditions; and

(iv)   all remaining unvested options and RSUs as of the closing date of the Change-in-Control transaction (after applying subparagraphs (d)(i)-(iii)) shall continue to vest thereafter subject only to your continued service and if, your employment is terminated without cause within 12 months following a Change-in-Control of the Company, or if you resign for good reason within such 12-month period for any reason enumerated in Paragraph 5(c), all of your remaining unvested options and RSUs granted under Paragraph 3 will vest in full.

In this letter agreement, a "Change-in-Control" means the occurrence of any of the following:

(A)   an acquisition after the date of this Agreement by an individual, an entity or a group in one or more related transactions (excluding the Company or an employee benefit plan of the Company or a corporation controlled by the Company's stockholders) of 45 percent or more of the Company's common stock or voting securities; or

(B)   consummation of a complete liquidation or dissolution of the Company or a merger, consolidation, reorganization or sale of all or substantially all of the Company's assets (collectively, a "Business Combination") other than a Business Combination in which (A) the stockholders of the Company receive 50 percent or more of the stock of the corporation resulting from the Business Combination and (B) at least a majority of the board of directors of such resulting corporation were incumbent directors of the Company immediately prior to the consummation of the Business Combination, and (C) after which no individual, entity or group (excluding any corporation or other entity resulting from the Business Combination or any employee benefit plan of such corporation or of the Company) who did not own 45 percent or more of the stock of the resulting corporation or other entity immediately before the Business Combination owns 45 percent or more of the stock of such resulting corporation or other entity.

6.   Confidential and Proprietary Information. As a condition of your employment, you agree to sign and abide by the Confidentiality Agreement in the form currently used by the Company with employees, modified as necessary to be consistent with the terms of this Agreement.

7.   Termination Obligations.

(a) You agree that all property, including, without limitation, all equipment, proprietary information, documents, books, records, reports, notes, contracts, lists, computer disks (and other computer-generated files and data), and copies thereof, created on any medium and furnished to, obtained by, or prepared by you in the course of or incident to your employment, belongs to the Company and shall be returned to the Company promptly upon any termination of your employment. You may retain copies of all records relating to your compensation and other records required by you for income tax purposes, as well as personal items, souvenirs and gifts.

(b) Upon termination of your employment for any reason, and as a condition of your receipt of any severance benefits hereunder, you will promptly resign in writing from all offices and directorships then held with the Company or any affiliate of the Company.

(c) Following the termination of your employment with the Company for any reason, you shall fully cooperate with the Company in all matters relating to the winding up of pending work on behalf of the Company and the orderly transfer of work to other employees of the Company. You shall also cooperate in the defense of any action brought by any third party against the Company. The Company shall pay you for your time incurred to comply with this provision at a reasonable per diem or per hour rate.

8. <u>Limitation of Payments and Benefits</u>.

To the extent that any of the payments and benefits provided for in this Agreement or otherwise payable to you (the "Payments") constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), the amount of such Payments shall be either:

(i) the full amount of the Payments, or

(ii) a reduced amount that would result in no portion of the Payments being subject to the excise tax imposed pursuant to Section 4999 of the Code (the "Excise Tax"),

whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the Excise Tax, results in the receipt by you, on an after-tax basis, of the greatest amount of benefit. In the event that any Excise Tax is imposed on the Payments, you will be fully responsible for the payment of any and all Excise Tax, and the Company will not be obligated to pay all or any portion of any Excise Tax.

9. <u>Dispute Resolution</u>. The parties agree that any dispute arising out of or relating to this Agreement, the parties' employment relationship, the termination of that relationship for any reason, and/or the enforceability and validity of this arbitration agreement, shall be settled by confidential binding arbitration before a single arbitrator in accordance with the rules of the Judicial Arbitration and Mediation Services (JAMS). The JAMS rules may be found at http://www.jamsadr.com/rules-employment-arbitration/ and have been provided to you contemporaneously herewith. The arbitrator's decision will be final and binding on the Company and you. If the Company and you cannot agree on the arbitrator within 30 days after either party's request for arbitration, the arbitrator will be selected by, or in accordance with a procedure established by JAMS. The arbitration will be held in San Francisco, California. The Company shall bear all administrative costs of JAMS and the fees and expenses of the arbitrator in accordance with JAMS' rules and California law. Each party shall bear his/its own attorneys' fees and legal costs. If, however, any party prevails on a statutory claim which affords the prevailing party attorneys' fees or legal costs, or if there is a written agreement providing for attorneys' fees, the arbitrator may award reasonable attorneys' fees to the prevailing party consistent with applicable law. Notwithstanding this Paragraph 9, the parties may bring an action for provisional relief, including injunctive or other equitable relief to prevent any act or threatened act that may cause irreparable harm in any court of competent jurisdiction pursuant to California law.

10. <u>Compliance with Section 409A of the Internal Revenue Code</u>. This Agreement is intended to comply with, or otherwise be exempt from Section 409A of the Code and the rules and regulations promulgated thereunder (collectively, "Section 409A"). However, the Company has not made and is making no representation to you relating to the tax treatment of any payment pursuant to this Agreement under Section 409A and the corresponding provisions of any applicable State income tax laws.

Notwithstanding anything to the contrary in this Agreement, any payments or benefits due hereunder upon a termination of employment which are a "deferral of compensation" within the meaning of Section 409A shall only be payable or provided to you upon a "separation from service" as defined for purposes of Section 409A. In addition, if you are a "specified employee" as determined pursuant to Section 409A as of the date of your separation from service, as so defined, and if any payments or entitlements provided for in this Agreement constitute a "deferral of compensation" within the meaning of Section 409A and cannot be paid or provided in the manner provided herein without subjecting you to additional tax, interest or penalties under Section 409A, then any such payment or entitlement which is otherwise payable during the first six months following your separation from service shall be paid or provided to you in a lump sum on the earlier of (i) the first business day of the seventh calendar month immediately following the month in which your separation from service occurs and (ii) the date of your death. To the extent required to satisfy the provisions of the foregoing sentence with respect to any benefit to be provided in-kind, the Company shall bill you, and you shall promptly pay, the value for tax purposes of any such benefit and the Company shall therefore promptly refund the amount so paid by you as soon as allowed by the foregoing sentence.

For purposes of Section 409A, the right to a series of installment payments under this Agreement shall be treated as a right to a series of separate payments. With respect to any reimbursement of your expenses, or any provision of in-kind benefits to you, as specified under this Agreement, such reimbursement of expenses or provision of in-kind benefits shall be subject to the following conditions: (1) the expenses eligible for reimbursement or the amount of in-kind benefits provided in one taxable year shall not affect the expenses eligible for reimbursement or the amount of in-kind benefits provided in any other taxable year, except for any medical reimbursement arrangement providing for the reimbursement of expenses referred to in Section 105(b) of the Code; (2) the reimbursement of an eligible expense shall be made no later than the end of the year after the year in which such expense was incurred; and (3) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit.

11.   Severability. If any provision of this Agreement is deemed invalid, illegal or unenforceable, such provision shall be modified so as to make it valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected.

12.   Applicable Withholding. All salary, bonus, severance and other payments identified in this Agreement are subject to applicable withholding by the Company.

13.   Assignment. In view of the personal nature of the services to be performed under this Agreement by you, you cannot assign or transfer any of your obligations under this Agreement.

14.   Entire Agreement. This Agreement and the agreements referred to above constitute the entire agreement between you and the Company regarding the terms and conditions of your employment, and they supersede all prior negotiations, representations or agreements between you and the Company regarding your employment, whether written or oral. This Agreement sets forth our entire agreement regarding the Company's obligation to provide

you with severance benefits upon any termination of your employment, and you shall not be entitled to receive any other severance benefits from the Company pursuant to any Company severance plan, policy or practice.

15.   <u>Governing Law</u>. This Agreement shall be governed by and construed in accordance with the laws of the state of California, without reference to principles of conflicts of laws.

16.   <u>Modification</u>. This Agreement may only be modified or amended by a supplemental written agreement signed by you and an authorized representative of the Board.

17.   <u>Indemnification, Advancement, Insurance</u>. You will be entitled to indemnification and advancement of expenses in accordance with the Company's bylaws as currently in effect and California law. The Company will provide reasonable directors' and officers' insurance coverage for its directors and officers, including you.

Please sign and date this letter on the spaces provided below to acknowledge your acceptance of the terms of this Agreement.

Sincerely,

8x8, Inc.

By: _____
     Name: Bryan Martin
     Title: Chairman of the Board of Directors

I agree to and accept employment with 8x8, Inc. on the terms and conditions set forth in this Agreement.

_____
Vikram Verma